October 11, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F St., N.E.

Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director

RE:	SEC Comments Regarding the Preliminary Proxy Filed by Esmark Incorporated

Amended October 3, 2006; File No. 0-50300

Dear Ms. Long:

On behalf of Esmark Incorporated (“Esmark”), we are providing the following response to the Staff’s letter of comment dated October 6, 2006, with respect to Esmark’s Schedule 14A amended October 3, 2006, relating to nominees (the “Nominees”) for election as directors of Wheeling-Pittsburgh Corporation (“Wheeling-Pitt”).

The numbered paragraphs correspond to the numbers set forth in the letter of comment, the text of which is copied below in bold for your reference. All page numbers refer to the page numbers contained in Esmark’s Schedule 14A filed October 3, 2006.

General

1.	What consideration was given to whether the United Steelworkers (“USW”) may be a participant in the solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A? In this regard, we refer you to press releases issued by USW and appearing on its website (www.usw.org) expressing support for your proposed transaction.

Esmark does not consider the United Steelworkers (“USW”) to be a “participant” in its solicitation. The USW does not fall within any of the categories of persons constituting a “participant” under Instruction 3 to Item 4 of Schedule 14A. The USW, the union representing employees of Wheeling-Pitt, is an independent organization not affiliated in any respect with Esmark. It is apparent and natural that the USW, given its position as the representative of the employees of Wheeling-Pitt, an important constituency of the company, has an interest in the business proposals that are being made to the company and that are related to the proxy solicitation. Esmark, however, indicates that it has not entered into any understanding or arrangement with the USW in support of or in opposition to Esmark’s proxy solicitation to elect a slate of directors to Wheeling-Pitt’s board. To Esmark’s knowledge, the USW has not engaged in any activities that would make it a “participant in a solicitation” under Instruction 3.

In connection with Esmark’s diligence process and preparation of its proposals for a combination with Wheeling-Pitt, and at the encouragement of Wheeling-Pitt, Esmark entered into discussions with the USW regarding a potential transaction between Esmark and Wheeling-Pitt and the potential terms of a new collective bargaining agreement in the event a transaction was consummated. These discussions were required because the current collective bargaining agreement between the USW and Wheeling-Pitt provides that Wheeling-Pitt cannot effect a change of control transaction until the other party to the transaction has entered into a collective bargaining agreement with the USW. These discussions predated the commencement of Esmark’s solicitation. They were concluded in early April, 2006 (before Wheeling-Pitt announced its intention to merge with Companhia Siderurgica Nacional (“CSN”) and before Esmark filed its soliciting materials in July, 2006) and do not constitute any arrangement with the USW in respect of Esmark’s proxy solicitation to elect the Nominees.

Wheeling-Pitt has on several occasions announced that it will enter into a transaction with CSN thus providing the USW with certain rights under its collective bargaining agreement. (See Wheeling-Pitt press releases attached hereto dated August 3, 2006, August 21, 2006 and September 19, 2006). In reviewing the USW press releases addressing Wheeling-Pitt on the website cited in your letter, we note that these press releases address Wheeling-Pitt’s decision to move forward with the CSN deal and that based upon the alternatives presented to the USW, that the USW favors Esmark’s proposed transaction with Wheeling-Pitt. Because members and retirees of the USW are or were employees of Wheeling-Pitt, the USW has an interest in the future of Wheeling-Pitt and the fact that the USW has chosen to comment on alternatives facing Wheeling-Pitt, including the CSN proposal and the Esmark proposal, and the USW’s contractual rights in connection with these proposals, does not by itself make the USW a participant in Esmark’s proxy solicitation.

A person taking a position on a proxy solicitation does not necessarily become a participant in that solicitation. For example, Institutional Shareholder Services and other proxy advisory services routinely make recommendations on proxy solicitations without being considered participants. Under Rule 14a-1(l)(2)(iv), a security holder who does not otherwise engage in a proxy solicitation is not engaged in “soliciting” or “a solicitation” by stating how the security holder intends to vote and the reasons therefore provided the communication meets specified requirements such as being made by means of speeches in public forums, press releases, etc.

While we understand that the USW itself is not a stockholder of Wheeling-Pitt, it obviously believes it has a responsibility to its members, may of whom are participants in the Wheeling-Pitt Retiree Benefits Plan Trust (the “VEBA Trust”), which is reported as the largest stockholder of Wheeling-Pitt, to inform them of the USW’s views, and that its activities with respect to the solicitation, are entirely consistent with the spirit, if not the letter, of Rule 14a-1(l)(2)(iv).

To Esmark’s knowledge, a representative labor union announcing its support for one transaction or a slate of directors over another transaction or slate of directors, by itself, has not given rise to that union being considered a participant in a proxy solicitation. For example, in the recent 2006 proxy contest regarding the election of Heinz directors, we note that the United Food and Commercial Workers International Union publicly announced its support for the Heinz slate of directors, but was not considered to be a participant.

2.	Further, in light of the support the USW has given to Esmark’s proposal and the recent definitive soliciting materials filed by Esmark, it seems that if Esmark’s current solicitation is successful, the only proposal the board realistically will consider is the Merger. Accordingly, in voting for Esmark’s nominees, shareholders are voting for the Merger and should have adequate information regarding the Merger. In this regard, it would appear that you should provide the information required by Item 14 of Schedule 14A, as commented upon in our previous letter dated August 1, 2006.

For the reasons set forth below and in our response to Comment No. 10 in our letter dated August 24, 2006, we do not believe that Item 14 of Schedule 14A applies to Esmark’s solicitation for the election of the Nominees.

Esmark is aware that as a tactic in the current proxy fight regarding the election of directors, Wheeling-Pitt and its participants have been telling Wheeling-Pitt stockholders that if the Nominees are elected that the Merger is the only proposal the Nominees would realistically consider, and therefore, the shareholders are voting in favor of the Merger. Esmark strongly disagrees that a vote for the Nominees is a vote for its merger proposal.

Delaware fiduciary duties require consideration of alternatives. Esmark does not currently, and if its Nominees are elected, will not thereafter “control” the board of directors of Wheeling-Pitt. Esmark has not entered into any arrangement with any of its Nominees for those Nominees, if elected, to vote in favor of a transaction with Esmark over any other possible transaction. None of the Nominees, other than their participation in Esmark’s proxy solicitation, are affiliated with Esmark (other than Messrs. James and Craig Bouchard). The Nominees were selected because of their extensive experience in the steel industry and other industries, as well as financial or academic backgrounds. Esmark believes that the Nominees’ background and expertise would permit the Nominees to oversee the management of Wheeling-Pitt in the event that a transaction with CSN, Esmark or others is not agreed to by the Wheeling-Pitt board or approved by the Wheeling-Pitt stockholders. In this event, the stockholders of Wheeling-Pitt at the 2007 Annual Meeting would be in a position to replace the Nominees or other directors if not satisfied with their performance as directors of the company.

If elected, Esmark believes and fully expects that the Nominees would discharge their duties as directors of Wheeling-Pitt in accordance with Delaware law. Esmark has noted in its preliminary proxy materials that the Nominees will have an obligation under Delaware law to discharge their duties as directors in good faith consistent with their fiduciary duties to Wheeling-Pitt and its stockholders. In the third paragraph under “The Merger Proposal” (page 6), Esmark notes:

Consistent with their fiduciary duties to enhance value for all stockholders, the nominees would be prepared to consider our merger proposal, the CSN proposal and other possible alternatives to enhance value for all stockholders.

In the event the Nominees are elected, Esmark believes that, in order to discharge their fiduciary duties under Delaware law, the Nominees and any other directors would establish a committee of directors independent from Esmark to consider the Esmark merger proposal and that this committee would engage separate legal and financial advisors to assist this committee in its consideration of alternatives for Wheeling Pitt, including the Esmark merger proposal, the CSN proposal and other possible alternatives, as well as to assist this committee in the negotiation of any definitive transaction agreement. Consequently, in view of the Delaware fiduciary requirements, the terms of an agreement, if any, reached between Esmark and Wheeling-Pitt could differ substantially in many respects from Esmark’s current proposal. Such a Merger would also be subject to approval by the then current stockholders of Wheeling-Pitt.

USW position is not determinative of board decision. The fact that the USW has expressed its support for Esmark’s merger proposal does not relieve the Nominees, if elected, of their fiduciary duties under Delaware law or ensure that a transaction with Esmark, if entered into by Wheeling-Pitt, would be on the terms proposed by Esmark. We note that the Staff did not reiterate Comment No. 10 after our response letter on August 24, 2006 and we do not believe the USW statements of support for the proposed merger beginning with its press release of August 14 alters the analysis or conclusions set forth in our August 24, 2006 letter.

USW’s support for a transaction is not necessarily determinative of whether the directors will decide, in exercising their fiduciary duties, to pursue that transaction. Given Wheeling-Pitt’s current endorsement of the CSN proposal in the face of opposition from the USW, Wheeling-Pitt’s current board would appear to have concluded that its fiduciary duties would permit it to approve the CSN proposal notwithstanding the USW opposition. The position of the USW with respect to a proposed transaction is only one of many factors likely to be considered by the Wheeling-Pitt board in making a decision. We note also that the charter of Wheeling-Pitt provides for its board of directors, when considering an acquisition proposal, to take into account potential economic benefits to stockholders, including, without limitation:

a comparison of the proposed consideration to be received by stockholders in relation to the then current market price of the corporation’s capital stock, the estimated current value of the corporation in a freely negotiated transaction, and the estimated future value of the corporation as an independent entity and to take into account such other factors as the Board of Directors deems appropriate in exercising its fiduciary duties.

Schedule 14A does not require Item 14 information in this context. We do not believe that it is required or appropriate for Esmark to comply with Item 14 in connection with the election of directors at the 2006 Annual Meeting of Stockholders. First, Esmark and Wheeling-Pitt have not reached an agreement on a transaction and there is no Merger on which to vote at the 2006 Annual Meeting. No negotiations have occurred between the two companies and the terms of any definitive agreement do not exist. Instead, Esmark has made proposals to Wheeling-Pitt which have been rejected by the Wheeling-Pitt board of directors in favor of a transaction with CSN. Consequently, it is not possible at this point in time to provide the detailed information which would be required by Wheeling-Pitt in its proxy solicitation for approval of a proposed transaction under Item 14 of Schedule 14A (e.g., consideration to be received, accounting treatment, tax consequences), because there is no definitive transaction to describe.

Both Esmark’s merger proposal if approved by the directors, and for that matter the CSN proposal endorsed by the current Wheeling-Pitt board, would be subject to a separate stockholder vote. In connection with that vote, Wheeling-Pitt stockholders would receive proxy materials from Wheeling-Pitt providing the information required by Item 14. In Note A to Schedule 14A, it is clear that the disclosure called for Item 14 is only required where a separate vote on the Item 14 transaction will not take place. This note states that where action is taken on the authorization of additional securities for a merger, Item 14 is triggered if the stockholders will not have a separate opportunity to vote on the transaction. However, when there will be a separate stockholder vote, the Item 14 disclosures are required to be set forth in the proxy materials for that separate vote. The current solicitation is directly analogous, and should have a similar result.

If Wheeling-Pitt determines to proceed with the Esmark merger proposal, the CSN transaction, or another proposal, then there would be a separate vote of stockholders at a point in time when current and meaningful disclosures would be possible. The Item 14 disclosures would be relevant at that time, but not now.

Accordingly, we do not believe that Item 14 of Schedule 14A applies to either Esmark’s or Wheeling-Pitt’s proxy solicitation for election of the directors at the 2006 Annual Meeting of Stockholders.

Votes Required For Approval, page 15

3.	We note the statement in this section that “Actions on all other matters to come before the meeting will be approved by the affirmative vote of a majority of shares present in person or represented by proxy at the 2006 Annual Meeting and entitled to vote on such matter.” Because you are proposing to amend your by-laws in proposals 3 and 5, please reconcile this statement with the apparent requirement in Article VIII of Wheeling-Pittsburgh’s by-laws that a vote of a majority of outstanding voting stock is needed to amend the by-laws. Please advise us as to your understanding of the vote required for these proposals or revise your proxy statement accordingly.

The preliminary proxy materials will be revised to reflect the Wheeling-Pitt by-law voting requirements for Proposals No. 3, 4 and 5 by making the changes marked below under the sections headed “Votes Required for Approval”; and “Abstentions and Broker Non-Votes”:

Votes Required For Approval

Based on information contained in Wheeling-Pitt’s By-Laws, directors are elected by a plurality vote of shares of common stock cast in person or by proxy at the 2006 Annual Meeting. A plurality means that the individuals who receive the largest number of affirmative votes are elected as directors. Based on information contained in Wheeling-Pitt’s By-Laws, Proposal No. 3 to amend Wheeling-Pitt’s By-Laws to fix the number of directors at eleven and Proposal No. 5 to repeal certain amendments to Wheeling-Pitt’s By-Laws will require the affirmative vote of the holders of at least a majority of the outstanding shares of common stock, whether or not present at the 2006 Annual Meeting in person or by proxy. Based on information contained in Wheeling-Pitt’s By-Laws, Proposal No. 4 to remove directors other than the Nominees and the designees of the USW would require the affirmative vote of the holders of a majority of the shares of common stock entitled to vote at an election of directors, whether or not present at the 2006 Annual Meeting in person or by proxy. Actions on all other matters to come before the meeting will be approved by the affirmative vote of a majority of shares present in person or represented by proxy at the 2006 Annual Meeting and entitled to vote on such matter.

Abstentions and Broker Non-Votes

Abstentions will be counted for the purpose of determining whether a quorum is present. Abstentions have no impact on the election of directors, but will have the effect of a negative vote on other matters to come before the 2006 Annual Meeting. We encourage you to participate in the voting process to the fullest extent possible. “Broker non-votes” are counted as present and entitled to vote for purposes of a quorum and will have the effect of a negative vote on Proposals No. 3, 4 and 5, but otherwise will not have an impact on the votes cast on any other proposal set forth in this proxy statement. Broker non-votes occur when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Because the election of directors at the 2006 Annual Meeting is contested, your broker will not be permitted to vote your shares unless you provide specific instructions.

Thank you very much for your prompt attention to this response. If you or any other members of the Staff have any further questions or comments concerning these responses, please telephone the undersigned at 202.857.1716.

Sincerely,

/s/ David H. Pankey David H. Pankey

cc:	Mr. Craig Slivka, Staff Attorney
Mr. Ade Heyliger, Special Counsel

Exhibit 99.1

INVESTOR CONTACT:	Dennis Halpin 304-234-2421	MEDIA CONTACT: Jim Kosowski 304-234-2440

RELEASE DATE: August 3, 2006

FOR IMMEDIATE RELEASE

WHEELING-PITTSBURGH CORPORATION ANNOUNCES STRATEGIC

ARRANGEMENT WITH COMPANHIA SIDERURGICA NACIONAL

Transaction Will Result in a Well-Capitalized Steel Producer with a Flexible Cost Structure,

Broader Value-Added Product Offering and Enhanced Earnings Potential

WHEELING, WV, August 3, 2006 – Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) today announced that it has negotiated the material points of an arrangement that, when completed, would combine the North American assets of Companhia Siderurgica Nacional (“CSN”) (NYSE: SID), a leading, fully-integrated global steel producer, with Wheeling-Pittsburgh to create a strong, well-capitalized steel producer with a more flexible cost structure, broader value-added product offering, access to CSN’s product and process technology, and significant incremental earnings potential. The Company expects to complete and file definitive documentation upon expiration of the “right to bid” period set forth in the United Steelworkers’ (“USW”) bargaining agreement unless the USW or its assignee files a competing bid for consideration by Wheeling-Pittsburgh Corporation’s Board of Directors prior to the expiration of that period.

James G. Bradley, Chairman and Chief Executive Officer of Wheeling-Pittsburgh stated, “Since emerging from bankruptcy in 2003, our Board of Directors has evaluated a broad range of options for maximizing value for our shareholders. The proposed transaction with CSN is the culmination of an extensive and rigorous process, which included exploratory discussions with a broad range of potential partners. CSN is a world-class, low-cost Brazilian producer of 5.6 million metric tons of steel, and this transaction presents Wheeling-Pittsburgh with a unique opportunity to improve scale and production, generate significant operating efficiencies and broaden our product portfolio. Our Board strongly believes that the proposed transaction with CSN offers our shareholders the most compelling value proposition over the long term and, in particular, will deliver significantly more value than the most recent proposal by Esmark.”

Transaction Terms and Structure

Under the terms of the proposed arrangement, CSN will contribute its modern, independent steel processing facility in Terre Haute, Indiana with annual capacity of 900,000 tons, make a cash investment of $225 million through financing that would be convertible into approximately 11.8 million shares of the new Wheeling-Pittsburgh within a three-year period, subject to approval from the USW. The arrangement provides exclusive distribution rights for CSN flat rolled steel products in the United States and Canada, and a commitment to a long-term slab supply agreement. In exchange for this contribution, CSN will receive 49.5% ownership in a new holding company,

Wheeling-Pittsburgh Corporation, the remaining 50.5% of which will be owned by the current Wheeling-Pittsburgh shareholders. These percentages do not reflect conversion of the aforementioned financing.

Upon completion, the existing Wheeling-Pittsburgh Corporation as well as CSN’s operating subsidiary in Terre Haute, IN will become wholly owned subsidiaries of the new Wheeling-Pittsburgh Corporation. The new holding company intends to seek listing on NASDAQ.

Approximately $150 million of CSN’s $225 million cash investment will be used for transformative capital improvements, including upgrading and expanding the capacity of Wheeling-Pittsburgh’s hot strip mill to approximately 4.0 million tons and the addition of a second, 350,000-ton galvanizing line at the Terre Haute facility. The remainder of the proceeds will be used to strengthen the company’s liquidity position.

A Strong New Company

The combination of CSN and Wheeling-Pittsburgh will create a company with an improved, flexible cost structure and broader value-added product offering with increased downstream capabilities. Specifically, the transaction adds 900,000 tons of annual high-quality cold-rolling capacity, including, after capital investments, 700,000 tons of hot-dip galvanized capacity. Finally, the long-term slab supply agreement will provide a long-term guaranteed source of supply on favorable payment terms and allow for a more variable cost structure.

We expect that the key economic drivers of the new Wheeling-Pittsburgh will be the addition of CSN’s Terre Haute, IN facility and operating efficiencies – including fixed cost absorption, natural gas savings, and purchasing savings – generated by the additional volumes resulting from upgrades to Wheeling-Pittsburgh’s hot strip mill and the expansion of the Terre Haute facility.

The company will also benefit from a significantly improved capital structure and liquidity position.

An investor presentation providing additional detail, including assumptions concerning operating income, has also been made available on www.wpsc.com and will be filed with the SEC.

The Next Step In Wheeling-Pittsburgh’s Strategic Plan

Bradley commented, “The proposed arrangement with CSN is consistent with the next step in our clearly articulated strategic plan - which includes increasing hot strip mill capacity, increasing downstream value-added product capabilities, addressing capital needs, making our cost structure more variable and aligning interests with a long-term slab supplier.

“The Terre Haute facility is world-class, having been constructed in 1998. Combining this modern processing facility, which is located in the heart of the Midwest region where more than two-thirds of US produced steel is consumed, with our existing facilities will create a highly attractive, integrated network of North American mills and processing operations.

“In addition, the proposed slab supply agreement with CSN is not easily replicated. We’ll gain a guaranteed long-term supply of high quality slabs with a supplier whose economic interests are aligned with ours and favorable payment terms that would include a six-week, on-site slab inventory supported by CSN.

“Furthermore, we’ll have the resources to immediately fund several key strategic capital investments while having a much stronger liquidity position and the ability to more aggressively negotiate with suppliers and other third parties. And most importantly, we’ll build on our recent improved operating and financial performance with significantly enhanced earnings potential.”

Bradley concluded, “This transaction will enable us to deliver significant value to our shareholders, enhance our ability to serve our customers and position us well for the future. It also demonstrates to all our employees and the communities of the Ohio and Monongahela river valleys that this company is not only planning to be successful tomorrow, or next year, but has a vision to build a company that will be successful for the next generation of Wheeling-Pittsburgh steelworkers.”

Leadership and Timetable

Upon completion, a new Wheeling-Pittsburgh Board of Directors will be created, which will include Mr. Bradley as Chairman, two USW directors, five independent directors, and three directors designated by CSN.

The proposed arrangement is subject to execution of definitive documentation, which is expected to occur within the next few weeks, subject to the aforementioned USW provision. As of today, the USW has not exercised its right to bid. The Company expects to file preliminary proxy materials with the SEC in September.

The Company has set November 17, 2006 as the date for its Annual Meeting of Stockholders to be held at the Hyatt Regency Pittsburgh International Airport, 1111 Airport Boulevard, Pittsburgh, Pennsylvania, 15231. The purpose of the meeting is to elect eleven persons to the Board of Directors for a term expiring on the date of the Company’s 2007 Annual Meeting of Stockholders and to vote on the proposed transaction with Companhia Siderurgica Nacional (CSN). Only record holders of Wheeling-Pittsburgh Corporation common stock at the close of business on September 18, 2006 will be entitled to vote on the foregoing matters at the annual meeting.

* * *

Wheeling-Pittsburgh Corporation, together with the other participants as indicated below, intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and accompanying proxy card to be used to solicit votes for the election of its slate of director nominees at the 2006 annual meeting of stockholders of Wheeling-Pittsburgh Corporation and for the approval of the Company’s proposed strategic alliance with CSN. The Company urges its shareholders to read the proxy statement in its entirety when it becomes available because it will contain important information, including information on the participants and their interests in Wheeling-Pittsburgh Corporation. When filed, the proxy statement will be available at no charge at the SEC’s website at http://www.sec.gov. The participants in this proxy solicitation are anticipated to be Wheeling-Pittsburgh Corporation and the director nominees included in the proxy statement to be filed with the SEC. Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement regarding the proposed strategic alliance if and when it becomes available.

Forward-Looking Statements Cautionary Language

The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance’s products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh’s hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN’s and Wheeling-Pittsburgh’s filings with the SEC.

About Wheeling-Pittsburgh

Wheeling-Pittsburgh was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation. Its headquarters is located in Wheeling, WV, with major production facilities in the Upper Ohio and Monongahela valleys. Wheeling-Pittsburgh is a holding company that, together with its several subsidiaries and joint ventures, produces steel and steel products using both integrated and electric arc furnace technology. The Company has slab making production capacity of 2.8 million short tons and hot rolling capacity of 3.4 million short tons. Approximately 65 percent of its sales are comprised of high value-added products.

About Companhia Siderurgica Nacional

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 21.5 million metric tons of iron ore, 5.6 million metric tons of crude steel, 5.1 million metric tons of rolled products and 2.9 million metric tons of coated steel capacity.

CSN’s process is based on the integrated steelworks concept that uses the Company’s own sources of iron ore. Besides the iron ore mine, CSN controls logistics assets – ports and railways – that enable an extremely cost efficient and reliable loading and unloading of slabs and ore for deep sea vessels. This integrated steelworks concept allows CSN to be one of the most cost competitive steel producers in the world.

CSN has had operations in the United States since 2001 through its wholly-owned subsidiary CSN LLC (formerly known as Heartland Steel) located at Terre Haute, Indiana. CSN LLC has an annual production capacity of 1 million tons of cold-rolled, galvanized and hot rolled products.

CSN shares are traded on the Sao Paolo (BOVESPA) and New York (NYSE) stock exchanges.

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Exhibit 99.1

INVESTOR CONTACT:	Dennis Halpin 304-234-2421	MEDIA CONTACT: Jim Kosowski 304-234-2440

RELEASE DATE: August 21, 2006

WHEELING-PITTSBURGH CORPORATION RESPONDS TO USW’S

COMMENTS REGARDING THE COMPANY’S PROPOSED STRATEGIC

ARRANGEMENT WITH COMPANHIA SIDERURGICA NACIONAL

WHEELING, WV, August 21, 2006 – Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) today announced that it has delivered to the United Steelworkers a response expressing the Company’s extreme disappointment with the positions taken by the USW in the letter dated August 14, 2006, from David McCall, director of United Steelworkers District 1. Wheeling-Pittsburgh’s response, delivered to the USW on August 21, 2006, strongly encouraged the USW leadership to evaluate the Companhia Siderurgica Nacional (CSN) proposal with an open mind, including the proposal’s strategic and operational advantages and its long term positive impact on the Company, its stockholders and employees.

“While our letter clearly identifies areas in which we disagree with the United Steelworkers regarding its interpretation of our labor agreement, as well as the benefits of the nonbinding proposal from CSN, Wheeling-Pittsburgh Steel remains committed to full and open communications between the Company and the USW,” said James G. Bradley, Chairman and Chief Executive Officer.

Bradley added “To that effect, we have arranged an early meeting with CSN representatives, Dave McCall and the Union presidents to facilitate further discussion of the CSN proposal and to answer questions.”

The letter also asserted Wheeling-Pittsburgh Steel’s belief that it has complied scrupulously with the Union’s collective bargaining agreement, rejected the Union’s claim that it has additional time in which to assert its right to bid and welcomed an expedited arbitration hearing to promptly resolve all grievances.

“In our July 7, 2006 letter, we provided prompt notice of CSN’s proposed transaction and expressly stated that the current Board of Directors of Wheeling-Pittsburgh would not act to approve a transaction with CSN until definitive transaction documents had been negotiated and the right to bid period has expired. As you well know, the Board of Directors of the Company has not approved a merger agreement, long term slab supply agreement, exchangeable loans or any other definitive transactional documents with CSN,” said James G. Bradley in the letter. He added that “the Union’s right to bid has not been prejudiced.”

1

Although Wheeling-Pittsburgh has not conceded the right to bid provisions apply, its letter also stated that the Company provided information about the proposed CSN transaction to the USW “in the spirit of openness and fairness to all constituents” and hopes to continue to work cooperatively with the USW to build a stronger company.

Bradley further observed that even if the right to bid provisions were found to be applicable by an arbitrator, the Company believes that the Union has no compelling basis to demand more time to organize a competing bid in light of the fact that the Union has endorsed the Esmark proposal and has worked closely with Esmark for a number of months to develop an acquisition proposal for submission to the Company’s Board of Directors.

In the letter, Jim Bradley reiterated the merits of the proposed CSN transaction and noted Esmark’s proposal lacked a strategic vision and committed resources to strengthen the Company as a steel producer. “Simply put, CSN is a world class steel producer which is prepared to partner with the Company to create a strong, well-capitalized steel producer with a more flexible cost structure, broader value-added product offering and significant incremental earnings potential. On the other hand, Esmark is a steel distributor with a limited track record and little depth in steel production, which has made a proposal that offers no clear commercial benefit to the Company,” noted Bradley in the letter.

* * *

Wheeling-Pittsburgh Corporation, together with the other participants as indicated below, intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and accompanying proxy card to be used to solicit votes for the election of its slate of director nominees at the 2006 annual meeting of stockholders of Wheeling-Pittsburgh Corporation and for the approval of the Company’s proposed strategic alliance with CSN. The Company urges its shareholders to read the proxy statement in its entirety when it becomes available because it will contain important information, including information on the participants and their interests in Wheeling-Pittsburgh Corporation. When filed, the proxy statement will be available at no charge at the SEC’s website at http://www.sec.gov. The participants in this proxy solicitation are anticipated to be Wheeling-Pittsburgh Corporation and the director nominees included in the proxy statement to be filed with the SEC. Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement regarding the proposed strategic alliance if and when it becomes available.

Forward-Looking Statements Cautionary Language

The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than

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expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance’s products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh’s hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN’s and Wheeling-Pittsburgh’s filings with the SEC.

About Wheeling-Pittsburgh

Wheeling-Pittsburgh was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation. Its headquarters is located in Wheeling, WV, with major production facilities in the Upper Ohio and Monongahela valleys. Wheeling-Pittsburgh is a holding company that, together with its several subsidiaries and joint ventures, produces steel and steel products using both integrated and electric arc furnace technology. The Company has slab making production capacity of 2.8 million short tons and hot rolling capacity of 3.4 million short tons. Approximately 65 percent of its sales are comprised of high value-added products.

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Exhibit 99.1

CONTACT: Jim Kosowski

304-234-2440

RELEASE DATE: September 19, 2006

FOR IMMEDIATE RELEASE

WHEELING-PITTSBURGH CORPORATION CONFIRMS THAT ARRANGEMENT WITH CSN IS STILL

MOVING FORWARD

Company Expects to Hold Shareholder Meeting on CSN Transaction in January 2007; Union and

Wheeling-Pittsburgh Agree on October 15, 2006 as

Expiration Date for USW Right to Bid

WHEELING, WV, September 19, 2006 — Wheeling-Pittsburgh Corporation (NASDAQ: WPSC) today strongly refuted incorrect reports contained in a United Steelworkers Union press release made public this morning that its arrangement with Companhia Siderurgica Nacional (NYSE: SID) has been withdrawn. Further, the Company stated that it and the Union have agreed to settle a grievance involving the length of the right to bid period in their agreement, and together have set October 15, 2006 as the conclusion of the time period.

Accordingly, the Company said that Wheeling-Pittsburgh and CSN fully expect to execute definitive agreements as soon as possible after October 15, 2006, following which Wheeling-Pittsburgh will promptly file its required proxy statement with the SEC, and the Company expects to hold a special shareholder meeting on the proposed CSN transaction in January, 2007.

“Reports that the CSN proposal has been terminated are simply not factual,” said James G. Bradley, Chairman and CEO of the Company. “I want to state clearly that there is no change in our commitment to finalize arrangements between CSN and Wheeling-Pittsburgh. We have worked with the Union to settle a grievance involving the length of the right to bid period and together have set October 15 as the conclusion of the time period. This gives our shareholders a clear roadmap to January 2007, when we anticipate holding a special shareholder meeting to approve the proposed CSN transaction. Additionally, CSN has said that if the Union leadership were to consent, CSN would consider providing a cash alternative to its offer on the current merger proposal.”

Bradley noted that Esmark’s proposal was considered by Wheeling-Pittsburgh’s Board of Directors and was rejected because it was an inferior bid with unsubstantiated claims.

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“Esmark does not have a bid on the table. Since its proposal was rejected, it has never resubmitted a proposal or enhanced its previous offer,” Bradley said. “We continue to support the CSN arrangements because it represents an outstanding opportunity to enhance shareholder value while moving Wheeling-Pittsburgh to a new level of financial and steel manufacturing performance. It also will benefit our current employees and retirees, as well as future generations of Wheeling-Pittsburgh steelmakers.”

No merger proposal is to be voted on at the Company’s Annual Shareholders meeting on November 17, 2006. Wheeling-Pittsburgh shareholders will vote to elect the Company’s board of directors, choosing between the Company’s slate of current directors designated by the independent nomination committee and a slate supported by Esmark. Esmark has made no proposal to merge with Wheeling-Pittsburgh for consideration by shareholders at that meeting.

“The CSN proposal will not be voted on by Wheeling-Pittsburgh shareholders at the November shareholders meeting to ensure our shareholders have adequate time to consider CSN’s proposal,” Bradley said. “I would also note that we do not believe the Successorship clause in our collective bargaining agreement prevents us from concluding the merger proposal between Wheeling-Pittsburgh and CSN.”

Wheeling-Pittsburgh supports its proposed arrangement with CSN, a world-class steel producer because it will create a Company that is well-capitalized and financially strong, with a more flexible cost structure, broader value-added product offering and significant incremental earnings potential.

Esmark, by comparison, is a steel distributor with a limited track record and little management experience in steel production.

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Wheeling-Pittsburgh Corporation, together with the other participants as indicated below, intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement and accompanying proxy card to be used to solicit votes for the election of its slate of director nominees at the 2006 annual meeting of stockholders of Wheeling-Pittsburgh Corporation and subsequently at a special meeting of stockholders for the approval of the Company’s proposed strategic alliance with CSN. The Company urges its shareholders to read the proxy statement in its entirety when it becomes available because it will contain important information, including information on the participants and their interests in Wheeling-Pittsburgh Corporation. When filed, the proxy statement will be available at no charge at the SEC’s website at http://www.sec.gov. The participants in this proxy solicitation are anticipated to be Wheeling-Pittsburgh Corporation and the director nominees included in the proxy statement to be filed with the SEC. Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement regarding the proposed strategic alliance if and when it becomes available.

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Forward-Looking Statements Cautionary Language

The information contained in this news release and the investor presentation, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance’s products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh’s hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports, particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN’s and Wheeling-Pittsburgh’s filings with the SEC.

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About Wheeling-Pittsburgh

Wheeling-Pittsburgh was organized as a Delaware corporation on June 27, 1920 under the name Wheeling Steel Corporation. Its headquarters is located in Wheeling, WV, with major production facilities in the Upper Ohio and Monongahela valleys. Wheeling-Pittsburgh is a holding company that, together with its several subsidiaries and joint ventures, produces steel and steel products using both integrated and electric arc furnace technology. The Company has slab making production capacity of 2.8 million short tons and hot rolling capacity of 3.4 million short tons. Approximately 65 percent of its sales are comprised of high value-added products.

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